UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: February 17, 2026

MIDORI GROUP INC.

(Exact name of issuer as specified in its Certificate of Formation)

British Columbia, Canada	98-1777455
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

# 5 Hazelton Ave. Suite 400, Toronto, Ontario Canada, M5R 2E1

(Full mailing address of principal executive offices)

289-242-5623

(Issuer’s telephone number)

www.midori-bio.com

(Issuer’s website)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

ITEM 7. Departure of Certain Officers

Effective February 17, 2026 Midori Group Inc. has removed Robert Leeder as its President.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on February 25, 2026.

MIDORI GROUP INC.

By:	/s/ Ken Lyons
Name:	Ken Lyons
Title:	Chief Executive Officer